EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and six months ended June 30, 2008 and 2007, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended June 30,
	2008	2007
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$511,217	$506,022
Per Share Amount	$0.33	$0.33

	Six months ended June 30,
	2008	2007
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$1,147,558	$921,418
Per Share Amount	$0.75	$0.60

No common stock equivalents exist.